

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 14, 2016

Eric Eichmann
Chief Executive Officer
Criteo S.A.
32 rue Blanche
Paris, France 75009

> **Re: Criteo S.A.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated November 3, 2016**
> **Form 8-K filed November 2, 2016**
> **File No. 001-36153**

Dear Mr. Eichmann:

We have reviewed your November 3, 2016 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 2, 2016
Exhibit 99.1

Non-GAAP Financial Measures, page 3
Adjusted EBITDA and Operating Expenses, page 3

1.   We note that you present Non-GAAP Operating Expenses (Operating Expenses, excluding the impact of equity awards compensation expense, pension service costs, depreciation and amortization, acquisition-related costs and deferred price consideration). Please state why this measure is useful to investors and provide a

reconciliation of your Non-GAAP Operating Expenses to Operating Expenses under GAAP.

Free Cash Flow, page 4
Consolidated Statement of Cash Flows, page 8

2.   Please provide a separate schedule reconciling Free Cash Flow to cash from operating activities. It is not appropriate to present Free Cash Flow, a non-GAAP measure, on your Consolidated Statement of Cash Flows which is required to be prepared under GAAP.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding our comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications